EXHIBIT 11

Citizens Financial Corporation and Subsidiaries
Computation of Per Share Earnings
(Unaudited)

Six Months Ended June 30	2006	2005

Numerator:
Net Income	$ (220,377)	$ 13,665

Denominator:
Weighted average common shares	1,667,977	1,671,628

Earnings Per Share:
Net Income	$ (0.13)	$ 0.01

Three Months Ended June 30	2006	2005

Numerator:
Net Income	$ (539,832)	$ (97,338)

Denominator:
Weighted average common shares	1,664,471	1,671,628

Earnings Per Share:
Net Income	$ (0.32)	$ (0.06)